SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2002

P.E.
8/1/02

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

ELTEK LTD.

6-K Items

1. Eltek Ltd. Press Release dated August 27, 2002 - Eltek Ltd. Reports Second Quarter and First Half 2002 Results.

ITEM 1

Tuesday August 27, 8:22 am ET

Press Release

Source: Eltek Ltd.

Eltek Ltd. Reports Second Quarter and First Half 2002 Results

PETACH-TIKVA, Israel, Aug. 27 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, today announced results for the second quarter and six months ended June 30, 2002.

Note: The Company completed the purchase of a 76% interest in Kubatronik on June 10, 2002. As such, the Company's results for the second quarter and the first six months of 2002 include the results of Kubatronik for the period June 10 to June 30, 2002. The Company noted that all dollar amounts mentioned reflect the value of the New Israeli Shekel (NIS) as of June 30, 2002. Any differences in historical results between those originally reported and those reported presently are a result of fluctuations in the value of the New Israeli Shekel.

Eltek reported revenues for the three months ended June 30, 2002 of NIS 28.3 million ($5.9 million), compared with NIS 28.0 million ($5.9 million) during the first quarter of 2002, and NIS 28.4 million ($6.0 million) during the second quarter of 2001. Net loss for the quarter totaled NIS 1.1 million ($233,000), or NIS 0.26 per diluted share ($0.05), compared with a net loss of NIS 1.2 million ($244,000), or NIS 0.24 per basic and diluted share ($0.05), for the first quarter of 2002, and net income of NIS 923,000 ($194,000), or NIS 0.19 per basic and diluted share ($0.04), for the quarter ended June 30, 2001.

Gross profit for the quarter was NIS 2.2 million ($465,000), compared with NIS2.4 million ($494,000) during the first quarter and NIS 5.2 million ($1.1 million) during the second quarter of 2001. Operating loss for the quarter was NIS 1.6 million ($333,000), compared with NIS 1.0 million ($211,000) reported for the first quarter, and operating income of NIS 1.5 million ($306,000) reported for the comparable quarter in 2001.

For the six-month period ended June 30, 2002, the Company reported revenues of NIS 56.2 million ($11.8 million), compared with revenues of NIS 66.2 million ($13.9 million) for the comparable period in 2001.

Gross profit for the six-month period ended June 30, 2002 was NIS 4.6 million ($959,000), compared with NIS 14.8 million ($3.1 million) for the first six months of 2001. Operating loss for the first half of 2002 was NIS 2.6 million ($544,000), compared with operating income of NIS 6.9 million ($1.5 million) for the six months ended June 30, 2001.

Net loss for the six-month period ended June 30, 2002 was NIS 2.3 million ($477,000), or NIS 0.47 ($0.10) per share, compared with net income of NIS 5.9 million ($1.2 million) or NIS 1.2 ($0.25) per share for the same period in 2001.

Revenues derived from Kubatronik during the period June 10 - June 30, 2002 were NIS 934,000 ($196,000).

In announcing the results, Arieh Reichart, President and Chief Executive Officer of Eltek said, "Despite continued weakness within our target markets, most notably telecom, we were able to report a modest sequential increase in revenues for the second quarter, driven by the completion of our purchase of a 76% interest in Kubatronik. The successful completion of the Kubatronik purchase was the result of lots of hard work on the part of many of the Company's dedicated employees."

Mr. Reichart continued, "I am pleased to report that the integration of our new German subsidiary has gone quite well thus far. We have been speaking with several of their major customers concerning ways in which they might utilize Eltek Israel for follow-on supply of the prototype PCBs they currently purchase from Kubatronik. In addition to the increased capability to serve the European market afforded to us through the Kubatronik acquisition, we have been working diligently to establish a presence in the Indian market, having reached an agreement with a sales representative in the area. The preliminary feedback from potential customers has been extremely promising, and we have already received several small prototype orders."

Mr. Reichart concluded, "We are excited about the numerous regional opportunities that are available to us and believe that we are well positioned to take full advantage of them. This, along with the continued improvement in our bottom line, gives us great encouragement as we work to return to profitability levels."

TELECONFERENCE: Eltek will hold a teleconference at 10:00 a.m. EDT on Tuesday, August 27, 2002 for interested investors, analysts, and stockbrokers. To take part in the teleconference, please dial 888-858-4066 the U.S. and 973-935-2101 internationally. Participants are asked to begin placing their calls about 5 to 10 minutes prior to the scheduled start time. For those unable to participate, a replay will be available from 12:00 p.m. EDT on August 27, 2002, through 11:59 p.m. EDT on August 29, 2002. To access the replay, please dial: 877-519-4471 in the U.S. and 973-341-3080 internationally. The access code for the replay is 33445381. The call will also be available as a listen-only webcast at www.kcsa.com.

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

You may register to receive Eltek's future press releases or to download a complete Digital Investor Kit TM including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

1112824.1

ELTEK LTD.
Consolidated Statements of Operations
Adjusted to New Israeli Shekels as of June 2002
(In thousands, except per share data)

	Six months ended June 30,		Convenience translation	Three months ended June 30,		Convenience translation
	2001 NIS (Unaudited)	2002 NIS (Unaudited)	2002 U.S.$ (Unaudited)	2001 NIS (Unaudited)	2002 NIS (Unaudited)	2002 U.S.$ (Un-audited)
Revenues	66,215	56,224	11,789	28,391	28,264	5,927
Costs of revenues	51,446	51,648	10,830	23,206	26,045	5,462
Gross profit	14,769	4,576	959	5,185	2,219	465
Research and development costs, net	361	118	25	191	118	25
Selling, general and administrative expenses	7,462	7,048	1,478	3,535	3,688	773
Operating income (loss)	6,946	(2,590)	(544)	1,459	(1,587)	(333)
Financial income (expenses), net	(977)	322	68	(483)	492	103
Income (loss) before other incomes (expenses)	5,969	(2,268)	(476)	976	(1,095)	(230)
Other incomes (expenses), net	(53)	8	2	(53)	-	-
Income (loss) before taxes on income	5,916	(2,260)	(474)	923	(1,095)	(230)
Taxes on income	-	46	10	-	46	10
Net income (loss) after taxes on income	5,916	(2,214)	(464)	923	(1,049)	(220)
Minority share of subsidiary net income	-	(60)	(13)	-	(60)	(13)
Net income (loss) for the period	5,916	(2,274)	(477)	923	(1,109)	(233)
Basic earnings (loss) per ordinary share	1.20	(0.47)	(0.10)	0.19	(0.23)	(0.05)

1112824.1

Diluted earnings (loss) per ordinary share	1.20	(0.47)	(0.10)	0.19	(0.26)	(0.05)
Weighted average number of ordinary shares used to compute basic earnings (loss) per ordinary share	4,973	4,886	4,886	4,973	4,886	4,886
Weighted average number of ordinary shares used to compute diluted earnings (loss) per ordinary share	4,973	4,886	4,886	4,973	5,384	5,384

ELTEK LTD.
Consolidated Condensed Balance Sheets
Adjusted to New Israeli Shekels as of June 2002

	June 30,		Convenience translation June 30,
	2001 Unaudited NIS	2002 Unaudited NIS	2002 Unaudited U.S. $
		(in thousands)	
Assets			
Current assets			
Cash and cash equivalents	6,317	12,341	2,588
Receivables: Trade	25,604	31,770	6,661
Other	1,538	938	197
Inventories	14,215	13,202	2,768
Prepaid expenses	1,216	1,126	236
Total current assets	48,890	59,377	12,450
Property and equipment, net	55,743	58,326	12,230
Other assets			
Goodwill	-	5,112	1,072
Investments in non-marketable equity securities	12	-	-
Total other assets	12	5,112	1,072
Total assets	104,645	122,815	25,752
Liabilities and Shareholder's equity			
Current liabilities			
Short-term credit and current installments of long-term debts	12,201	23,284	4,883
Trade payables	16,848	19,707	4,132

1112824.1

Other liabilities and accrued expenses	8,564	11,006	2,308
Total current liabilities	37,613	53,997	11,323
Long-term liabilities			
Long-term debt, excluding current installments	16,566	21,229	4,451
Employee severance benefits	984	968	203
Total liabilities	55,163	76,194	15,977
Minority interests	-	1,938	406
Shareholders' equity			
Ordinary shares, NIS 0.6 par value. Authorized 50,000,000 shares, issued and outstanding 4,885,651 and 4,824,485, in 2002 and 2001 respectively	29,805	29,842	6,257
Additional paid-in capital	*52,479	52,886	11,090
Capital reserves related to loans from controlling shareholders	10,183	10,183	2,135
Cumulative foreign currency translation adjustments	-	65	14
Capital reserves	6,801	6,801	1,426
Accumulated deficit	(49,786)	(55,094)	(11,553)
Total shareholders' equity	49,482	44,683	9,369
Total liabilities and shareholders' equity	104,645	122,815	25,752

* Reclassified

Source: Eltek Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.

By: A. Reichart

Arieh Reichart
President and Chief Executive Officer

Date: August 28, 2002